UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended December 31, 2009.

2.	Management’s Discussion and Analysis for the three and nine months ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: David Blackley
Title: Chief Financial Officer

Date: February 1, 2010

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Interim Consolidated Balance Sheets

(In thousands of Canadian Dollars)

	December 31, 2009	March 31, 2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$96,443	$98,880
Accounts receivable	91,716	78,323
Unbilled revenue	82,232	55,907
Inventories	8,088	11,814
Prepaid expenses and deposits	7,982	4,781
Future income taxes	12,954	7,033

	299,415	256,738
Future income taxes	9,305	12,432
Assets held for sale	1,038	2,760
Prepaid expenses and deposits	4,438	3,504
Property, plant and equipment (note 7)	347,396	329,705
Goodwill (note 5)	25,111	23,872
Intangible assets	1,980	1,041

	$688,683	$630,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$78,097	$56,204
Accrued liabilities	26,770	52,135
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,901	2,155
Current portion of capital lease obligations	5,287	5,409
Current portion of derivative financial instruments (note 12)	5,084	11,439
Current portion of long term debt (note 8(a))	6,072	–
Future income taxes	13,211	7,749

	136,422	135,091
Deferred lease inducements (note 9)	788	836
Capital lease obligations	9,083	12,075
Long term debt (note 8(a))	23,892	–
Senior notes (note 8 (b))	204,953	252,899
Director deferred stock unit liability (note 15(d))	1,834	546
Restricted share unit liability (note 15(c))	639	–
Derivative financial instruments (note 12)	86,189	50,562
Asset retirement obligation	351	386
Future income taxes	38,855	30,220

	503,006	482,615

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – December 31, 2009 – 36,038,476 voting common shares (March 31, 2009 – 36,038,476 voting common shares) (note 10(a))	299,973	299,973
Contributed surplus (note 10(b))	7,135	5,275
Deficit	(121,431)	(157,811)

	185,677	147,437

	$688,683	$630,052

Contingencies (note 16) Subsequent event (note 20)

See accompanying notes to unaudited interim consolidated financial statements.

2

Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Revenue	$222,714	$258,565	$540,927	$797,836
Project costs	90,322	129,912	210,834	433,504
Equipment costs	57,512	55,549	147,915	162,146
Equipment operating lease expense	16,287	11,934	44,320	30,317
Depreciation	11,173	10,178	32,507	29,004

Gross profit	47,420	50,992	105,351	142,865
General and administrative costs	14,847	19,156	43,928	57,717
Loss on disposal of property, plant and equipment	743	1,022	1,044	3,778
Loss on disposal of assets held for sale	649	–	373	24
Amortization of intangible assets	277	268	761	822
Impairment of goodwill	–	32,753	–	32,753

Operating income (loss) before the undernoted	30,904	(2,207)	59,245	47,771
Interest expense, net (note 11)	9,652	6,774	27,269	19,663
Foreign exchange (gain) loss	(5,403)	32,504	(42,480)	39,099
Realized and unrealized (gain) loss on derivative financial instruments (note 12)	(2,363)	(26,523)	24,954	(21,171)
Other expenses (income)	471	(5,343)	804	(5,364)

Income (loss) before income taxes	28,547	(9,619)	48,698	15,544
Income taxes (note 13(c)):
Current income taxes	591	1,779	1,855	1,842
Future income taxes	7,159	3,301	10,463	10,527

Net income (loss) and comprehensive income (loss) for the period	20,797	(14,699)	36,380	3,175
(Deficit), beginning of period – as previously reported	(142,228)	(422)	(157,811)	(19,287)
Change in accounting policy related to inventories	–	–	–	991

Deficit, end of period	$(121,431)	$(15,121)	$(121,431)	$(15,121)

Net income (loss) per share – basic (note 10(c))	$0.58	$(0.41)	$1.01	$0.09

Net income (loss) per share – diluted (note 10(c))	$0.57	$(0.41)	$0.99	$0.09

See accompanying notes to unaudited interim consolidated financial statements.

3

Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$20,797	$(14,699)	$36,380	$3,175
Items not affecting cash:
Depreciation	11,173	10,178	32,507	29,004
Amortization of intangible assets	277	268	761	822
Amortization of deferred lease inducements	(19)	(26)	(80)	(79)
Loss on disposal of property, plant and equipment	743	1,022	1,044	3,778
Loss on disposal of assets held for sale	649	–	373	24
Impairment of goodwill	–	32,753	–	32,753
Unrealized foreign exchange (gain) loss on senior notes	(5,074)	32,509	(42,270)	38,825
Amortization of bond issue costs, premiums and financing costs (note 11)	210	219	643	577
Unrealized change in the fair value of derivative financial instruments	(3,030)	(27,189)	22,953	(23,172)
Stock-based compensation expense (note 15)	1,428	497	3,853	1,803
Accretion expense – asset retirement obligation	8	53	(4)	159
Future income taxes	7,159	3,301	10,463	10,527
Net changes in non-cash working capital (note 13(b))	(24,483)	22,025	(41,538)	(12,400)

	9,838	60,911	25,085	85,796

Investing activities:
Acquisition (note 6)	(530)	–	(5,410)	–
Purchase of property, plant and equipment	(4,774)	(9,369)	(48,039)	(84,895)
Additions to assets held for sale	(125)	(350)	(1,058)	(350)
Proceeds on disposal of property, plant and equipment	454	3,173	1,150	7,821
Proceeds on disposal of assets held for sale	1,170	–	2,282	194
Net changes in non-cash working capital (note 13(b))	(2,998)	(2,068)	(351)	3,191

	(6,803)	(8,614)	(51,426)	(74,039)

Financing activities:
Cheques issued in excess of cash deposits	–	(665)	–	–
(Decrease) increase in long term debt (notes 6 and 8)	(3,037)	(10,000)	29,312	–
Repayment of capital lease obligations	(1,271)	(2,029)	(4,219)	(4,719)
Cash settlement of stock options (note 10(b))	–	–	(66)	–
Stock options exercised	–	–	–	702
Financing costs (note 8(a))	–	–	(1,123)	–

	(4,308)	(12,694)	23,904	(4,017)

(Decrease) increase in cash and cash equivalents	(1,273)	39,603	(2,437)	7,740
Cash and cash equivalents, beginning of period	97,716	–	98,880	31,863

Cash and cash equivalents, end of period	$96,443	$39,603	$96,443	$39,603

Supplemental cash flow information (note 13(a))

See accompanying notes to unaudited interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

1. Nature of Operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc. (“NACG”), was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003.

The Company undertakes several types of projects including heavy construction, commercial and industrial site development and pipeline and piling installations in Canada.

2. Basis of Presentation

These unaudited interim consolidated financial statements (the “financial statements”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements. Since the determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of these financial statements requires the use of estimates and assumptions. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as disclosed in note 3, these financial statements follow the same significant accounting policies as described and used in the most recent annual consolidated financial statements of the Company for the year ended March 31, 2009 and should be read in conjunction with those consolidated financial statements.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, NACGI, the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows of its joint venture, Noramac Ventures Inc., and the following 100% owned subsidiaries of NACGI:

• North American Caisson Ltd.

• North American Construction Ltd.

• North American Engineering Inc.

• North American Enterprises Ltd.

• North American Industries Inc.

• North American Mining Inc.

• North American Maintenance Ltd.

• North American Pipeline Inc.

• North American Road Inc.

• North American Services Inc.

• North American Site Development Ltd.

• North American Site Services Inc.

• North American Pile Driving Inc.

• DF Investments Limited

• Drillco Foundation Co. Ltd.

3. Recently adopted Canadian accounting pronouncements

i) Goodwill and intangible assets

Effective April 1, 2009, the Company adopted, on a retrospective basis, CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, “Intangible Assets”. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

ii) Business combinations

On July 1, 2009, the Company early adopted CICA Handbook Section 1582, “Business Combinations”, effective April 1, 2009. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is to be applied prospectively to business combinations with acquisition dates on or after April 1, 2009. This new standard was applied to the acquisition of DF Investments Ltd. and its subsidiary Drillco Foundation Co. Ltd. (note 6).

iii) Consolidated financial statements

On July 1, 2009, the Company early adopted CICA Handbook Section 1601, “Consolidated Financial Statements”, effective April 1, 2009. The new standard replaces Section 1600 “Consolidated Financial Statements”. This Section

5

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

iv) Non-controlling interests

On July 1, 2009, the Company early adopted CICA Handbook Section 1602, “Non-Controlling Interests”, effective April 1, 2009. The new standard establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

v) Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity” as a result of issuing Section 1602, “Non-Controlling Interests”. The amendments apply only to entities that have adopted Section 1602. The Company early adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

vi) Financial instruments – recognition and measurement

Effective July 1, 2009, the Company adopted CICA amendments to Handbook Section 3855, “Financial Instruments – Recognition and Measurement” which add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. The adoption of these amendments did not have a material impact on the Company’s interim consolidated financial statements.

4. Recent Canadian accounting pronouncements not yet adopted

i) Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently evaluating the impact of the amendments to the standard.

ii) Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments to the standard.

iii) Financial instruments – disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of the amendments to the standard.

iv) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests” in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, provided that Section 1582 is also adopted. The Company is currently evaluating the impact of the amendments to the standard.

v) International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

6

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt U.S. GAAP on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending March 31, 2012 and would include the comparative period of the year ending March 31, 2011. Beginning with the three month period ending June 30, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending June 30, 2010.

The Company has completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. The Company is also closely monitoring standard-setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

5. Goodwill

The change in goodwill during the nine months ended December 31, 2009 is as follows:

Balance, March 31, 2009	$ 23,872
Additions (note 6)	1,239

Balance, December 31, 2009	$25,111

The Company conducted its annual goodwill impairment test on October 1, 2009 and concluded there was no impairment.

6. Acquisition

On August 1, 2009, the Company acquired all of the issued and outstanding shares of DF Investments Ltd. and its subsidiary Drillco Foundation Co. Ltd., piling companies based in Milton, Ontario, for a consideration of $5,410. This acquisition gives the Company access to piling markets and customers in the Toronto area. The transaction has been accounted for using the acquisition method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is not deductible for tax purposes. The preliminary purchase price allocation is as follows:

Net assets acquired at assigned values:
Accounts receivable	$4,101
Inventories	59
Prepaid expenses and deposits	11
Property, plant and equipment	2,873
Land	281
Intangible assets	547
Goodwill (assigned to the Piling segment)	1,239
Accounts payable and accrued liabilities	(2,211)
Future income tax liability	(838)
Long term debt	(652)

$5,410

The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed is preliminary and may be subject to adjustments.

7

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

7. Property, plant and equipment

December 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$349,243	$91,588	$257,655
Major component parts in use	30,058	6,631	23,427
Other equipment	24,558	10,266	14,292
Licensed motor vehicles	14,872	9,169	5,703
Office and computer equipment	18,755	6,905	11,850
Buildings	20,709	6,035	14,674
Land	281	–	281
Leasehold improvements	9,217	2,577	6,640
Assets under capital lease	25,586	12,712	12,874

	$493,279	$145,883	$347,396

March 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$319,706	$76,130	$243,576
Major component parts in use	25,187	2,535	22,652
Other equipment	22,056	8,268	13,788
Licensed motor vehicles	12,760	7,445	5,315
Office and computer equipment	14,614	5,644	8,970
Buildings	19,822	4,956	14,866
Leasehold improvements	6,494	1,845	4,649
Assets under capital lease	27,953	12,064	15,889

	$448,592	$118,887	$329,705

During the three and nine months ended December 31, 2009, additions to property, plant and equipment included $449 and $1,105 respectively, of assets that were acquired by means of capital leases (three and nine months ended December 31, 2008 – $7,991 and $13,107 respectively). Depreciation of equipment under capital lease of $1,019 and $3,156 for the three and nine months ended December 31, 2009, respectively, was included in depreciation expense (three and nine months ended December 31, 2008 – $1,337 and $3,570 respectively).

8. Debt

a) Long term debt

On June 24, 2009, the Company entered into an amended and restated credit agreement which matures on June 8, 2011 to provide for borrowings of up to $125.0 million under which revolving loans, term loans and letters of credit may be issued. This facility includes a $75.0 million Revolving Facility and a $50.0 million Term Facility. The Term Facility commitments were available until August 31, 2009 and aggregate borrowings under this facility had to exceed $25.0 million. Any undrawn amount under the Term Facility, up to a maximum of $15.0 million, could be reallocated to the Revolving Facility. On August 31, 2009, the maximum undrawn portion of the Term Facility totaling $15.0 million was reallocated to the Revolving Facility resulting in Revolving Facility commitments of $90.0 million.

As of December 31, 2009, the Company had issued $20.4 million (March 31, 2009 – $20.8 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The total credit facility commitments are $120.0 million at December 31, 2009 and include the $90.0 million Revolving Facility and the outstanding borrowings of $30.0 million (March 31, 2009 – $nil) under the Term Facility after mandatory principal repayments of $3.0 million in the quarter. The funds available under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $69.6 million at December 31, 2009.

Borrowings under the Revolving Facility may be repaid and borrowed from time to time at the option of the Company. The Term Facility is fully utilized and requires quarterly principal repayments. At December 31, 2009, there were no borrowings under the Revolving Facility.

8

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, the Company must make quarterly repayments on the Term Facility of $1,518 through June 2011, with the balance due at that time. The credit facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s credit rating.

The credit facility is secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and was in compliance with these covenants at December 31, 2009.

During the three and nine months ended December 31, 2009, financing fees of $nil and $1,123 respectively were incurred in connection with the modifications made to the amended and restated credit agreement. These fees have been recorded as an intangible asset and are being amortized on a straight-line basis over the remaining term of the credit facility.

During the three and nine months ended December 31, 2009, the Company extinguished $nil and $652 respectively, of long term debt acquired through its August 1, 2009 acquisition of DF Investments Ltd. and its subsidiary Drillco Foundations Co. Ltd. (note 6).

b) Senior notes

	December 31, 2009	March 31, 2009
8 3/4% senior unsecured notes due 2011 ($U.S.)	$200,000	$200,000
Unrealized foreign exchange	9,320	52,040
Unamortized financing costs and premiums, net	(1,765)	(2,857)
Fair value of embedded prepayment and early redemption options (note 12)	(2,602)	3,716

	$204,953	$252,899

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of U.S. $200 million (Canadian $263 million). These notes mature on December 1, 2011 with interest payable semi-annually on June 1 and December 1 of each year. The 8 3/4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after: December 1, 2008 at 102.2% of the principal amount; December 1, 2009 at 100.0% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101.0% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase. As at December 31, 2009, the Company’s effective weighted average interest rate on its 8 3/4% senior notes, including the effect of financing costs and premiums, net, was approximately 9.42%.

9. Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative costs on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured. During the three and nine months ended December 31, 2009, the Company recorded inducements from a lessor in the form of leasehold improvements to a new office facility of $32.

	December 31, 2009	March 31, 2009
Balance, beginning of period	$836	$941
Additions	32	–
Amortization	(80)	(105)

Balance, end of period	$788	$836

9

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

10. Shares

a) Common shares

Authorized:

Unlimited number of common voting shares

Unlimited number of common non-voting shares issued and outstanding:

	Number of Shares	Amount
Common voting shares

Issued and outstanding at December 31, 2009 and March 31, 2009	36,038,476	$299,973

b) Contributed surplus

Balance, March 31, 2009	$ 5,275
Stock-based compensation (note 15(a))	1,733
Deferred performance share unit plan (note 15(b))	213
Reclassified to restricted share unit liability (note 15(c))	(20)
Cash settlement of stock options	(66)

Balance, December 31, 2009	$7,135

c) Net income (loss) per share

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Net income (loss) available to common shareholders	$20,797	$(14,699)	$36,380	$3,175
Weighted average number of common shares	36,038,476	36,038,476	36,038,476	36,015,172

Basic net income (loss) per share	$0.58	$(0.41)	$1.01	$0.09

Net income (loss) available to common shareholders	$20,797	$(14,699)	$36,380	$3,175

Weighted average number of common shares	36,038,476	36,038,476	36,038,476	36,015,172
Dilutive effect of stock options and performance units	651,550	–	672,960	668,687

Weighted average number of diluted common shares	36,690,026	36,038,476	36,711,436	36,683,859

Diluted net income (loss) per share	$0.57	$(0.41)	$0.99	$0.09

For the three and nine months ended December 31, 2009, there were 155,576 and 159,244 options and performance units respectively, which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three and nine months ended December 31, 2008 – 2,223,736 and 126,302 options and performance units respectively).

d) Capital disclosures

The Company’s overall strategy with respect to capital risk management remains unchanged from March 31, 2009.

10

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

11. Interest expense

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Interest expense on 8 3/4% senior notes and swaps	$10,421	$5,834	$31,972	$17,503
Interest income on 8 3/4% senior notes swaps (i)	(2,379)	–	(8,113)	–

Interest on 8 3/4% senior notes	8,042	5,834	23,859	17,503
Interest on capital lease obligations	244	341	805	887
Amortization of bond issue costs and premiums	210	219	643	577
Interest on credit facilities	893	116	1,385	206

Interest on long-term debt	9,389	6,510	26,692	19,173

Other interest	263	264	577	490

	$9,652	$6,774	$27,269	$19,663

(i)	As a result of the U.S. Dollar interest rate swap cancelation, effective December 17, 2008, the Company now receives floating quarterly interest payments from its SWAP counterparties at a rate of 4.2% over three-month LIBOR. These floating interest payments occur every March 1, June 1, September 1, and December 1 until the notes mature on December 1, 2011.

12. Financial instruments and risk management

There have been no significant changes to the Company’s risk management strategies since March 31, 2009.

Derivative financial instruments consist of the following:

December 31, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$76,162	$ –
Embedded price escalation features in a long-term revenue construction contract	6,291	–
Embedded price escalation features in certain long-term supplier contracts	8,820	–
Embedded prepayment and early redemption options on senior notes	–	(2,602)

Total fair value of derivative financial instruments	91,273	(2,602)
Less: current portion	5,084	–

	$86,189	$(2,602)

March 31, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$39,547	$ –
Embedded price escalation features in a long-term revenue construction contract	(324)	–
Embedded price escalation features in certain long-term supplier contracts	22,778	–
Embedded prepayment and early redemption options on senior notes	–	3,716

Total fair value of derivative financial instruments	62,001	3,716
Less: current portion	11,439	–

	$50,562	$3,716

11

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

The realized and unrealized (gain) loss on derivative financial instruments is comprised as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Realized and unrealized (gain) loss on cross-currency and interest rate swaps	$(1,873)	$(28,087)	$38,615	$(34,309)
Unrealized loss (gain) on embedded price escalation features in a long-term revenue construction contract	342	(8,424)	6,615	(12,927)
Unrealized (gain) loss on embedded price escalation features in certain long-term supplier contracts	(254)	10,346	(13,958)	19,499
Unrealized (gain) loss on embedded prepayment and early redemption options on senior notes	(578)	(358)	(6,318)	6,566

	$(2,363)	$(26,523)	$24,954	$(21,171)

13. Other information

a) Supplemental cash flow information

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Cash paid during the period for:
Interest	$23,895	$13,736	$49,068	$27,558
Income taxes	1,562	–	9,113	–
Cash received during the period for:
Interest	2,424	8	8,495	(2)
Income taxes	453	4	453	67
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	449	7,991	1,105	13,107

b) Net change in non-cash working capital

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Operating activities:
Accounts receivable	$(3,759)	$(8,173)	$(8,925)	$18,539
Allowance for doubtful accounts	158	1,217	(335)	2,517
Unbilled revenue	(14,617)	49,503	(26,325)	10,226
Inventory	1,991	(5,808)	3,785	(10,016)
Prepaid expenses and deposits	(2,862)	1,570	(4,154)	2,483
Accounts payable	10,061	(422)	20,035	(23,013)
Accrued liabilities	(13,159)	(9,111)	(25,365)	(15,206)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(2,296)	(6,751)	(254)	2,070

	$(24,483)	$22,025	$(41,538)	$(12,400)

Investing activities:
Accounts payable	$(2,998)	$(2,068)	$(351)	$3,191

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2009 differs from the statutory rate of 28.91% primarily due to the impact of changes in enacted tax rates and the benefit from changes in the timing of the reversal of temporary differences. Income tax expense as a percentage of

12

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

income before income taxes for the three and nine months ended December 31, 2008 differs from the statutory rate of 29.38% primarily due to the impact of changes in enacted tax rates, the benefit from changes in the timing of the reversal of temporary differences and a permanent difference related to the $32.8 million non-deductible goodwill impairment.

14. Segmented information

a) General overview

The Company operates in the following reportable operating segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management and underground utility construction, to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 3 of the annual consolidated financial statements of the Company for the year ended March 31, 2009. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics. These business units are considered to have similar economic characteristics based on similarities in the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

Three Months Ended December 31, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$185,170	$20,592	$16,952	$222,714
Depreciation of property, plant and equipment	8,363	701	51	9,115
Segment profits	36,461	4,505	1,072	42,038
Segment assets	413,321	93,036	21,210	527,567
Capital expenditures	1,573	305	53	1,931

Three Months Ended December 31, 2008	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$198,620	$41,565	$18,380	$258,565
Depreciation of property, plant and equipment	5,701	1,117	2	6,820
Segment profits	38,489	12,740	5,589	56,818
Impairment of goodwill	–	–	(32,753)	(32,753)
Segment assets	553,083	121,692	7,785	682,560
Capital expenditures	6,636	479	87	7,202

Nine Months Ended December 31, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$472,043	$50,268	$18,616	$540,927
Depreciation of property, plant and equipment	24,629	2,108	298	27,035
Segment profits	81,733	9,139	1,301	92,173
Segment assets	413,321	93,036	21,210	527,567
Capital expenditures	37,627	307	53	37,987

13

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

Nine Months Ended December 31, 2008	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$564,101	$132,709	$101,026	$797,836
Depreciation of property, plant and equipment	18,438	2,811	567	21,816
Segment profits	86,416	32,445	22,464	141,325
Impairment of goodwill	–	–	(32,753)	(32,753)
Segment assets	553,083	121,692	7,785	682,560
Capital expenditures	68,091	7,634	5,157	80,882

c) Reconciliations

i) Income (loss) before income taxes

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Total profit for reportable segments	$42,038	$56,818	$92,173	$141,325
Less: unallocated corporate expenses:
General and administrative costs	14,847	19,156	43,928	57,717
Loss on disposal of property, plant and equipment	743	1,022	1,044	3,778
Loss on disposal of assets held for sale	649	–	373	24
Amortization of intangible assets	277	268	761	822
Impairment of goodwill	–	32,753	–	32,753
Interest expense	9,652	6,774	27,269	19,663
Foreign exchange (gain) loss	(5,403)	32,504	(42,480)	39,099
Realized and unrealized (gain) loss on derivative financial instruments	(2,363)	(26,523)	24,954	(21,171)
Other expenses (income)	471	(5,343)	804	(5,364)
Unallocated equipment (recoveries) and costs (i)	(5,382)	5,826	(13,178)	(1,540)

Income (loss) before income taxes	$28,547	$(9,619)	$48,698	$15,544

(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

ii) Total assets

	December 31, 2009	March 31, 2009
Total assets for reportable segments	$527,567	$478,597
Corporate assets:
Cash and cash equivalents	96,443	98,880
Property, plant and equipment	32,117	25,549
Future income taxes	22,259	19,465
Other	10,297	7,561

Total corporate assets	161,116	151,455

Total assets	$688,683	$630,052

The Company’s goodwill of $25,111 is assigned to the Piling segment. All of the Company’s assets are located in Canada.

iii) Depreciation of property, plant and equipment

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Total depreciation for reportable segments	$9,115	$6,820	$27,035	$21,816
Depreciation for corporate assets	2,058	3,358	5,472	7,188

Total depreciation	$11,173	$10,178	$32,507	$29,004

14

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

iv) Capital expenditures for property, plant and equipment

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Total capital expenditures for reportable segments	$1,931	$7,202	$37,987	$80,882
Capital expenditures for corporate assets	2,843	2,167	10,052	4,013

Total capital expenditures	$4,774	$9,369	$48,039	$84,895

d) Customers

The following customers accounted for 10% or more of total revenues:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Customer A	45%	34%	51%	28%
Customer B	20%	7%	17%	10%
Customer C	10%	15%	11%	15%
Customer D	5%	22%	5%	19%
Customer E	Nil%	7%	Nil%	12%

The revenue by major customer was earned in Heavy Construction and Mining, Piling and Pipeline segments.

15. Stock-based compensation plan

a) Share option plan

Under the 2004 Amended and Restated Share Option Plan, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Three Months Ended December 31,
	2009		2008
	Number of options	Weighted average exercise price ($ per share)	Number of options	Weighted average exercise price ($ per share)
Outstanding, beginning of period	2,154,624	7.62	1,934,164	7.93
Granted	–	–	219,800	3.69
Exercised	(560)	(3.69)	–	–
Forfeited	(25,400)	(9.60)	(29,400)	6.27

Outstanding, end of period	2,128,664	7.60	2,124,564	7.52

	Nine Months Ended December 31,
	2009		2008
	Number of options	Weighted average exercise price ($ per share)	Number of options	Weighted average exercise price ($ per share)
Outstanding, beginning of period	2,071,884	7.53	2,036,364	7.54
Granted	160,000	8.28	344,800	8.22
Exercised	(40,560)	4.98	(109,000)	(6.45)
Forfeited	(62,660)	(8.87)	(147,600)	(10.20)

Outstanding, end of period	2,128,664	7.60	2,124,564	7.52

At December 31, 2009, the weighted average remaining contractual life of outstanding options is 6.45 years (March 31, 2009 – 7.0 years). At December 31, 2009, the Company had 1,278,176 exercisable options (March 31, 2009 – 1,055,924) with a weighted average exercise price of $5.43 (March 31, 2009 – $5.85).

15

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

For the nine months ended December 31, 2009, the 40,560 options exercised were settled in cash.

The Company recorded $403 and $1,733 of compensation expense related to the stock options for the three and nine months ended December 31, 2009, respectively (three and nine months ended December 31, 2008 – $458 and $1,391 respectively), with such amount being credited to contributed surplus. As at December 31, 2009, the total compensation costs related to non-vested awards not yet recognized was $2,890 and these costs are expected to be recognized over a weighted average period of 3.03 years.

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Number of options granted	–	219,800	160,000	344,800
Weighted average fair value per option granted ($)	–	2.35	5.89	4.53
Weighted average assumptions:
Dividend yield	–	Nil%	Nil%	Nil%
Expected volatility	–	65.70%	77.47%	59.01%
Risk-free interest rate	–	3.05%	3.44%	3.24%
Expected life (years)	–	6.5	6.5	6.5

b) Deferred performance share unit plan

On March 19, 2008, the Company approved a Deferred Performance Share Unit (“DPSU”) Plan which became effective April 1, 2008.

DPSUs will be granted effective April 1 of each fiscal year in respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion includes the passage of time and is based upon return on invested capital calculated as operating income divided by average operating assets. The date of the third fiscal year-end following the date of the grant of DPSUs shall be the maturity date for such DPSUs. At the maturity date, the Compensation Committee shall assess the participant against the performance criteria and determine the number of DPSUs that have been earned (earned DPSUs).

The settlement of the participant’s entitlement shall be made in either cash at the value of the earned DPSUs equivalent to the number of earned DPSUs at the value of the Company’s common shares at the date of maturity or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares shall be purchased on the open market or through the issuance of shares from treasury.

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. The weighted average assumptions used in estimating the fair value of the units issued under the DPSU Plan at April 1, 2009 and April 1, 2008 are as follows:

	Three and Nine Months Ended December 31,	Three and Nine Months Ended December 31,
	2009	2008
Number of units granted	748,791	111,020
Weighted average fair value per unit granted ($)	3.65	12.34
Weighted average assumptions:
Dividend yield	Nil%	Nil%
Expected volatility	95.49%	56.25%
Risk-free interest rate	1.35%	2.83%
Expected life (years)	3.0	3.0

16

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	Number of Units		Number of Units
Outstanding, beginning of period	807,901	101,636	91,005	–
Granted	–	–	748,791	111,020
Exercised	–	–	–	–
Forfeited	(42,194)	(2,464)	(74,089)	(11,848)
Converted to RSUs (note 15(c))	(389,204)	–	(389,204)	–

Outstanding, end of period	376,503	99,172	376,503	99,172

The weighted average exercise price per unit is $nil.

At December 31, 2009, the weighted average remaining contractual life of outstanding DPSU Plan units is 2.14 years (March 31, 2009 – 2.0 years). For the three and nine months ended December 31, 2009, respectively, the Company granted nil and 748,791 units under the Plan and recorded compensation (recovery) expense of $(65) and $213 respectively after adjusting for the conversion to RSUs (three and nine months ended December 31, 2008 – $80 and $222 respectively) which is included in general and administrative costs. This compensation expense was adjusted based upon management’s assessment of performance against return on invested capital targets and the ultimate number of units expected to be issued. As at December 31, 2009, there was approximately $831 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the DPSU Plan, which is expected to be recognized over a weighted average period of 1.88 years and is subject to performance adjustments. On December 18, 2009, the Company converted 389,204 DPSUs into RSUs (note 15(c)).

c) Restricted Share Units

On December 3, 2009, the Company approved a Restricted Share Unit (“RSU”) Plan which became effective December 18, 2009.

RSUs will be granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. The payment relating to the units accumulated under this plan has been recorded on the Consolidated Balance Sheet at the intrinsic value of the award.

The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on the each period end date. The Company recognizes compensation expense over the vesting period of the RSU term.

On December 18, 2009, the Company converted certain middle manager’s DPSUs (note 15(b)) into RSUs at a conversion factor of 80%. The following table summarizes this conversion.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	Number of Units		Number of Units
Outstanding, beginning of period	–	–	–	–
Converted from DPSUs at a conversion factor of 80%	311,358	–	311,358	–
Exercised	–	–	–	–
Forfeited	–	–	–	–

Outstanding, end of period	311,358	–	311,358	–

The Company recorded compensation expense with respect to RSUs of $619 for the three and nine months ended December 31, 2009 (three and nine months ended December 31, 2008 – $nil). Compensation expense related to RSUs is included in general and administration costs. At December 31, 2009, the redemption value of these units was $7.60/unit (March 31, 2009 – $nil). Using the redemption value of $7.60/unit, at December 31, 2009 there was approximately $1,727 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the RSU Plan. On approval of the RSU plan, the Company reclassified $20 from contributed surplus to restricted share unit liability related to the conversion of those employees converted from the DPSU plan to the RSU plan.

17

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

d) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non-officer directors of the Company shall receive 50% of their annual fixed remuneration (which is included in general and administrative costs in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred share unit account shall be determined by dividing the amount of the participant’s deferred remuneration by the fair market value per common share on the date the DDSUs are credited to the Participant (the date the services are rendered by the participant). The DDSUs vest immediately upon grant and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the 5 trading days immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	Number of Units		Number of Units
Outstanding, beginning of period	209,714	38,261	139,691	11,822
Granted	31,570	54,444	101,593	80,883
Exercised	–	–	–	–
Forfeited	–	–	–	–

Outstanding, end of period	241,284	92,705	241,284	92,705

For the three and nine months ended December 31, 2009, the Company recorded an expense of $471 and $1,288 respectively, which is included in general and administrative costs (three and nine months ended December 31, 2008 – $(41) recovery and $190 respectively) related to the grants of DDSUs.

At December 31, 2009, the redemption value of these units was $7.60/unit (March 31, 2009 – $3.91/unit). There is no unrecognized compensation expense related to deferred share units, since these awards vest immediately when granted.

16. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

17. Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct impact on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

18. Claims revenue

For the three and nine months ended December 31, 2009, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had approximately $0.2 million and $1.1 million respectively in claims revenue recognized to the extent of costs incurred, the Piling segment had $0.8 million and $1.0 million respectively in claims revenue recognized to the extent of costs incurred, and the Pipeline segment had $0.2 million and $1.7 million respectively in claims revenue recognized to the extent of costs incurred.

18

Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2009

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

(Unaudited)

19. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

20. Subsequent event

On December 1, 2009, the Company was notified by a major customer that they had reduced the letter of credit required to support performance guarantees from $20.0 million to $10.0 million. As a result of this notification, the borrowing capacity under the Company’s Revolving Facility increased $10.0 million. Effective January 6, 2010, the Company’s borrowing availability was $79.6 million.

19

NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2009

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2009

The following discussion and analysis is as of February 1, 2010 and should be read in conjunction with the attached unaudited consolidated financial statements for the three and nine months ended December 31, 2009 and the audited consolidated financial statements for the fiscal year ended March 31, 2009, together with our most recent annual Management’s Discussion and Analysis. These statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. These consolidated financial statements, our most recent annual Management’s Discussion and Analysis and additional information relating to our business, including our most recent Annual Information Form (AIF), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

February 1, 2010

2

Management’s Discussion and Analysis

A. Financial results

Consolidated Three and Nine Month Results

	Three months ended December 31,
(dollars in thousands)	2009	% of Revenue	2008	% of Revenue		Change
Revenue	$222,714	100.0%	$258,565	100.0%		$(35,851)
Project costs	90,322	40.6%	129,912	50.2%		(39,590)
Equipment costs	57,512	25.8%	55,549	21.5%		1,963
Equipment operating lease expense	16,287	7.3%	11,934	4.6%		4,353
Depreciation	11,173	5.0%	10,178	3.9%		995

Gross profit	47,420	21.3%	50,992	19.7%		(3,572)
General & administrative costs	14,847	6.7%	19,156	7.4%		(4,309)
Operating income (loss)	30,904	13.9%	(2,207)	(0.9%	)	33,111

Net income (loss)	20,797	9.3%	(14,699)	(5.7%	)	35,496
Per share information
Net income (loss) – basic	0.58		(0.41)			0.99
Net income (loss) – diluted	0.57		(0.41)			0.98
EBITDA(1)	49,649	22.3%	7,601	2.9%		42,048
Consolidated EBITDA(1) (as defined within our credit agreement)	$43,942	19.7%	$47,900	18.5%		$(3,958)

	Nine months ended December 31,
(dollars in thousands)	2009	% of Revenue	2008	% of Revenue		Change
Revenue	$540,927	100.0%	$797,836	100.0%		$(256,909)
Project costs	210,834	39.0%	433,504	54.3%		(222,670)
Equipment costs	147,915	27.3%	162,146	20.3%		(14,231)
Equipment operating lease expense	44,320	8.2%	30,317	3.8%		14,003
Depreciation	32,507	6.0%	29,004	3.6%		3,503
Gross profit	105,351	19.5%	142,865	17.9%		(37,514)

General & administrative costs	43,928	8.1%	57,717	7.2%		(13,789)
Operating income (loss)	59,245	11.0%	47,771	6.0%		11,474

Net income (loss)	36,380	6.7%	3,175	0.4%		33,205
Per Share information
Net income (loss) – basic	1.01		0.09			0.92
Net income (loss) – diluted	0.99		0.09			0.90
EBITDA(1)	109,235	20.2%	65,033	8.2%		44,202
Consolidated EBITDA(1) (as defined within our credit agreement)	$95,282	17.6%	$120,855	15.1%		$(25,573)

(1)

Non-GAAP Financial measures – The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. “Consolidated EBITDA” is a measure defined by our credit agreement. This measure is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit facility. EBITDA and Consolidated EBITDA are non-GAAP financial measures and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; and

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

3

Management’s Discussion and Analysis

A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Net income (loss)	$20,797	$(14,699)	$35,496	$36,380	$3,175	$33,205
Adjustments:
Interest expense	9,652	6,774	2,878	27,269	19,663	7,606
Income taxes	7,750	5,080	2,670	12,318	12,369	(51)
Depreciation	11,173	10,178	995	32,507	29,004	3,503
Amortization of intangible assets	277	268	9	761	822	(61)

EBITDA	$49,649	$7,601	$42,048	$109,235	$65,033	$44,202

Adjustments:
Unrealized foreign exchange (gain) loss on senior notes	(5,074)	32,509	(37,583)	(42,270)	38,825	(81,095)
Realized and unrealized (gain) loss on derivative financial instruments	(2,363)	(26,523)	24,160	24,954	(21,171)	46,125
Loss on disposal of property, plant and equipment and assets held for sale	1,392	1,022	370	1,417	3,802	(2,385)
Stock-based compensation expense	338	538	(200)	1,946	1,613	333
Impairment of goodwill	–	32,753	(32,753)	–	32,753	(32,753)

Consolidated EBITDA (as defined within our credit agreement)	$43,942	$47,900	$(3,958)	$95,282	$120,855	$(25,573)

Analysis of Consolidated Results

Revenue

For the three months ended December 31, 2009, consolidated revenues of $222.7 million were $35.9 million lower than in the same period last year. As anticipated, recurring services grew during the quarter, reflecting higher activity on our long-term contract with Canadian Natural1 as overburden removal returned to planned operational levels. The increase in recurring services revenue also reflects continued growth in mine support services to Shell Albian2 under our three-year earthmoving master services agreement and increased mining services to Suncor3 under our 12-month agreement. This agreement was due to expire on December 31, 2009 but was extended by Suncor for an additional 12 months with an increase in scope. These gains were offset by ongoing weakness in commercial and industrial construction markets and by reduced project development activity in the oil sands. Pipeline revenue was stable year-over-year as revenues from new projects replaced revenues from the completed Kinder Morgan’s TMX4 project.

For the nine months ended December 31, 2009, revenues of $540.9 million were $256.9 million lower than the same period last year. The year-over-year change in revenues reflects reduced development activity in the oil sands, a sharp decline in Pipeline segment revenues and continued weakness in commercial and industrial construction markets. Recurring services remained stable year-over-year with increased services to Shell Albian, Suncor and Canadian Natural, partially offset by lower mining services volumes at Syncrude5 while that customer undertook a major maintenance program.

Gross Profit

Gross profit for the three months ended December 31, 2009 was $47.4 million, a decrease of $3.6 million from the same period last year. The decline in gross profit was primarily related to lower revenue notwithstanding an improvement in gross profit margin to 21.3%, from 19.7% in the prior-year period. This improvement reflects reduced equipment costs resulting from the timing of planned repairs and maintenance, as well as the benefits of our company-wide efforts to improve efficiency and reduce expenses.

Project costs, as a percentage of revenue, decreased to 40.6% during the three months ended December 31, 2009, from 50.2% in the same period last year. This change reflects the reduction in project development activity, which is traditionally more labour, material and subcontractor intensive, partially offset by growth in our recurring services business, which is traditionally more equipment intensive. For the three months ended December 31, 2009, equipment costs increased to 25.8% of revenue, from 21.5% last year, while equipment operating lease expense increased $4.4 million to $16.3 million or 7.3% of revenue, compared to 4.6% of revenue in the same period last year. The increase in equipment operating lease expense reflects our commissioning of a second electric cable shovel at the Canadian Natural site in December 2008, as well as planned growth in the size of our leased equipment fleet to support our long-term

[1]	Canadian Natural Resources Limited (Canadian Natural) Horizon project
[2]

Shell Canada Energy, a division of Shell Canada Limited, the operator of the Shell Albian Sands’ (Shell Albian) oils sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Canada Corporation (20%). Prior to January 1, 2009, these operations were run by Albian Sands Energy Inc.

[3]	Suncor Energy Inc. (Suncor)
[4]	Kinder Morgan’s Trans Mountain Expansion (TMX) Anchor Loop pipeline
[5]

Syncrude Canada Limited (Syncrude), a joint venture between Canadian Oil Sands Limited (36.74%), Imperial Oil Limited (25.0%), Suncor Energy Inc. (12.0%) (Previously Petro-Canada Ltd.), ConocoPhillips Oil Sand Partnership II (9.03%), Nexen Oil Sands Partnership (7.23%), Mocal Energy Limited (5.0%) and Murphy Oil Company Ltd. (5.0%). Syncrude is the project operator.

4

Management’s Discussion and Analysis

overburden removal contract. Depreciation increased to 5.0% of revenue in the three months ended December 31, 2009, from 3.9% of revenue in the same period last year. The higher depreciation reflects increased contribution from the Heavy Construction and Mining segment and a reduction in the use of rental equipment. Tire expenses for the three months ended December 31, 2009 were down $1.3 million from the same period last year as a result of lower operating hours.

Gross profit for the nine months ended December 31, 2009 was $105.4 million, a decrease of $37.5 million compared to the same period last year. The change in gross profit was primarily related to lower revenues. As a percentage of revenue, gross profit margin increased to 19.5%, reflecting a reduction in equipment costs related to the timing of planned repairs and maintenance, as well as company-wide efforts to improve efficiency and reduce expenses. Prior-year gross profit margins of 17.9% were bolstered by the $5.3 million settlement of claims revenue on a pipeline project. Excluding this settlement, gross profit margins would have been 17.2% for the nine-month period last year.

Project costs, as a percentage of revenue, decreased to 39.0% during the nine months ended December 31, 2009, from 54.3% in the same period last year. The reduction in project development activity was a key factor in this decrease, partially offset by an increase in the more equipment-intensive recurring services business. Equipment costs increased to 27.3% of revenue during the nine months ended December 31, 2009, from 20.3% of revenue in the same period last year. Equipment operating lease expense increased $14.0 million year-over-year to $44.3 million, reflecting the planned increase to the fleet to support our long-term overburden removal contract. Depreciation also increased to 6.0% of revenue in the nine-month period ended December 31, 2009, compared to 3.6% in the same period last year, reflecting the increased contribution from the Heavy Construction and Mining segment, a reduction in the use of rental equipment and an accelerated depreciation charge of $3.4 million, compared to $0.8 million in the same period last year, as certain aging equipment was prepared for resale. Tire expenses for the nine months ended December 31, 2009 were down $5.4 million from the same period last year as a result of lower operating hours and a supply/demand-related reduction in tire prices.

Operating income (loss)

For the three months ended December 31, 2009, we recorded operating income of $30.9 million or 13.9% of revenue, up from an operating loss of $2.2 million during the same period last year. The operating loss from last year included a charge of $32.8 million for goodwill impairment. Excluding this impairment, operating income would have been $30.5 million or 11.8% of revenue. General and administrative (G&A) costs decreased by $4.3 million compared to the same three-month period last year. This improvement reflects the benefits of reorganization and cost-reduction initiatives implemented in the prior fiscal year.

For the nine months ended December 31, 2009, we recorded operating income of $59.2 million or 11.0% of revenue, compared to operating income of $47.8 million or 6.0% of revenue during the same period last year. Included in the prior-year period operating income was a charge of $32.8 million for goodwill impairment. Excluding this impairment, operating income would have been $80.5 million or 10.1% of revenue. G&A costs decreased by $13.8 million compared to the same nine-month period last year. This improvement is in part due to the benefits of our reorganization and cost-reduction initiatives, partially offset by a $2.1 million year-over-year increase to stock-based compensation, impacted by fluctuations of our share price on the valuation of our deferred director share units and restricted share units.

Net income (loss)

We recorded net income of $20.8 million (basic income per share of $0.58 and diluted income per share of $0.57) for the three months ended December 31, 2009, compared to a net loss of $14.7 million (basic and diluted loss per share of $0.41) during the same period last year. The non-cash items affecting these results included the positive foreign exchange impact of the strengthening Canadian dollar on our 8 3/4% senior notes, a gain on our cross-currency and interest rate swaps, gains relating to embedded derivatives in long-term supplier contracts and redemption options in our 8 3/4% senior notes. These items were partially offset by a loss relating to embedded derivatives in a long-term customer contract. Net loss for the same period last year was negatively affected by the non-cash impact of a goodwill impairment charge. Excluding the above items, net income for the three months ended December 31, 2009 would have been $14.7 million (basic income per share of $0.41 and diluted income per share of $0.40), compared to net income of $21.4 million (basic and diluted income per share of $0.59) during the same period last year.

For the nine months ended December 31, 2009, we recorded net income of $36.4 million (basic income per share of $1.01 and diluted income per share of $0.99), compared to net income of $3.2 million (basic and diluted income per share of $0.09) during the same period last year. The non-cash items affecting these results included the positive foreign exchange impact of the strengthening Canadian dollar on our 8 3/4% senior notes, gains relating to embedded derivatives in long-term supplier contracts and redemption options in our 8 3/4% senior notes. These items were partially offset by a loss on our cross-currency and interest rate swaps and a loss relating to embedded derivatives in a long-term customer contract. Net income for the same period last year was also negatively affected by the non-cash impact of the goodwill impairment charge as described above. Excluding the above items net income for the nine months ended December 31, 2009 would have been $21.7 million (basic income per share of $0.60 and diluted income per share of $0.59), compared to net income of $47.3 million during the same period last year (basic income per share of $1.31 and diluted income per share of $1.29).

5

Management’s Discussion and Analysis

Segment Results

Heavy Construction and Mining

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Segment revenue	$185,170	$198,620	$(13,450)	$472,043	$564,101	$(92,058)
Segment profit	36,461	38,489	(2,028)	81,733	86,416	(4,683)
Profit margin	19.7%	19.4%	0.3%	17.3%	15.3%	2.0%

For the three months ended December 31, 2009, Heavy Construction and Mining segment revenues declined $13.5 million, as compared to the same period last year to $185.2 million, reflecting reduced project development revenue, partially offset by increased recurring services revenue. Growth in our recurring services revenue was driven by increased services to Shell Albian under our three-year earthmoving and mine services contract, a return to planned operational levels on our long-term overburden removal contract at Canadian Natural and increased mining services provided to Suncor under a 12-month agreement, which was recently extended for an additional 12 months and expanded to include additional scope. Project development revenues in the prior-year period included activity at Suncor’s Fort Hills6 project, which has since been deferred, as well as site development activity at other Suncor sites, which was completed by December 2009. Revenues in the prior-year period were further bolstered by a tire premium surcharge as well as a higher volume of third-party materials supply on certain contracts.

For the nine months ended December 31, 2009, the Heavy Construction and Mining segment reported revenues of $472.0 million, a $92.1 million decrease compared to the same period last year. Recurring services revenue was stable year-over-year with increased services to Shell Albian, Suncor and Canadian Natural helping to offset reduced activity at the Syncrude site during that customer’s major upgrader maintenance program. Project development revenues were down year-over-year reflecting the deferral of activity at Suncor’s Fort Hills project and the completion of site development activity at other Suncor sites. Revenues in the prior-year period were further bolstered by a tire premium surcharge as well as a higher volume of third-party materials supply on certain contracts. Third-party materials supply involves the supply of fuel and/or construction materials such as gravel to a project. In some cases, the supply of materials can be a significant component of the contract and result in higher revenue; however, the cost of the materials is typically passed through to the customer with a minimal mark-up.

For the three months ended December 31, 2009, Heavy Construction and Mining profit margin was 19.7% of revenue, compared to 19.4% of revenue during the same period last year. The change in Heavy Construction and Mining profit margin primarily reflects higher-margin on recurring services revenue due to improvements in contract execution, reduced volumes of low margin third-party materials supply, lower equipment rental costs and the successful completion of a construction project for a major oil sands customer.

For the nine months ended December 31, 2009, Heavy Construction and Mining profit margin increased to 17.3% of revenue from 15.3% of revenue during the same period last year. This improvement reflects the positive impact of higher margin on recurring services revenue due to improvements in contract execution and reduced volumes of low margin third-party materials supply and lower rental equipment costs, partially offset by the margin reduction on a long-term contract. The prior-year profit margin was negatively affected by production challenges on a single project.

Piling

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Segment revenue	$20,592	$41,565	$(20,973)	$50,268	$132,709	$(82,441)
Segment profit	4,505	12,740	(8,235)	9,139	32,445	(23,306)
Profit margin	21.9%	30.7%	(8.8% )	18.2%	24.4%	(6.2% )

For the three months ended December 31, 2009, the Piling segment recorded revenues of $20.6 million, a decrease of $21.0 million as compared to the same period last year. For the nine months ended December 31, 2009, Piling segment revenue of $50.3 million was down $82.4 million compared to the same period last year. The change in Piling segment revenue for both the three-month and nine-month periods reflect the significant decline in activity levels in the commercial and industrial construction markets due to the current economic slowdown, as well as a reduction in high-volume oil sands projects.

For the three months ended December 31, 2009, Piling profit margin decreased to 21.9% of revenue, from 30.7% of revenue a year ago. For the nine months ended December 31, 2009, Piling profit margin decreased to 18.2% from 24.4% a year ago. The year-over-year declines in profit margin reflect reduced commercial and industrial construction market activity and increased competition for available work. Prior-year profit margins also benefitted from project close out activities and processing of change orders for the three months ended December 31, 2008.

[6]

Fort Hills LP (Suncor Fort Hills) a limited partnership between Suncor Energy Inc. (60%), UTS Energy Corporation (20%) and Teck Resources Limited (20%). Suncor Energy Inc., the new project operator, acquired Petro-Canada Limited, the previous majority partner and project operator in 2009.

6

Management’s Discussion and Analysis

Pipeline

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Segment revenue	$16,952	$18,380	$(1,428)	$18,616	$101,026	$(82,410)
Segment profit	1,072	5,589	(4,517)	1,301	22,464	(21,163)
Profit margin	6.3%	30.4%	(24.1% )	7.0%	22.2%	(15.2% )

For the three months ended December 31, 2009, the Pipeline segment reported revenues of $17.0 million, compared to $18.4 million a year ago. During the current period, the segment benefited from work on two contracts in British Columbia, while a year ago, it benefited from revenues related to completion of the TMX Anchor Loop project. For the nine months ended December 31, 2009, the Pipeline segment reported revenues of $18.6 million, compared to $101.0 million during the same period a year ago. The significant change in Pipeline revenue reflects completion of the TMX project in October 2008.

For the three months ended December 31, 2009, Pipeline profit margins decreased to 6.3%, from 30.4% a year ago. Segment profit in the prior-year period increased sharply from earlier periods as closeout activities and final change orders related to the TMX project were processed. For the nine months ended December 31, 2009, segment margin was 7.0%, compared to 22.2% during the same period last year. Current three and nine month period profit margin reflects the negative effect of lower productivity due to unfavourable weather conditions in northern British Columbia. Pipeline profit margin in the prior nine month period included the benefit of a $5.3 million settlement of claims revenue. Excluding this settlement, Pipeline profit margins for the prior-year nine month period would have been 17.0% of revenue.

Non-Operating Income and Expense

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Interest expense
Interest expense on 8 3/4% senior notes and swaps	$10,421	$5,834	$4,587	$31,972	$17,503	$14,469
Interest income on 8 3/4% senior note swaps	(2,379)	–	(2,379)	(8,113)	–	(8,113)

Interest on 8 3/4% senior notes	8,042	5,834	2,208	23,859	17,503	6,356
Interest on capital lease obligations	244	341	(97)	805	887	(82)
Amortization of deferred bond issue costs	210	219	(9)	643	577	66
Interest on credit facilities	893	116	777	1,385	206	1,179

Interest on long-term debt	9,389	6,510	2,879	26,692	19,173	7,519
Other interest	263	264	(1)	577	490	87

Total interest expense	$9,652	$6,774	$2,878	$27,269	$19,663	$7,606

Foreign exchange (gain) loss	(5,403)	32,504	(37,907)	(42,480)	39,099	(81,579)
Realized and unrealized (gain) loss on derivative financial instruments	(2,363)	(26,523)	24,160	24,954	(21,171)	46,125
Other expense (income)	471	(5,343)	5,814	804	(5,364)	6,168
Income tax expense	7,750	5,080	2,670	12,318	12,369	(51)

Interest expense

Total interest expense increased $2.9 million in the three months ended December 31, 2009 and $7.6 million in the nine months ended December 31, 2009, compared to the corresponding periods in the prior year. The increase in both periods is primarily due to the cancellation of a swap agreement on February 2, 2009, which was one of three swap agreements hedging the interest and currency risk associated with our US dollar denominated 8 3/4% senior notes. As a result of the counterparty’s cancellation of this US dollar interest rate swap, we are incurring higher interest expense and we are now exposed to interest rate risk. A more detailed discussion about our interest rate risk can be found under “Qualitative and Quantitative Disclosures about Market Risk – Interest rate risk”. As a partial offset, we are recording interest income from floating quarterly interest payments we receive from our swap counterparties at a rate of 4.2% over the three-month US LIBOR until the 8 3/4% senior notes mature on December 1, 2011. This partially offsets the higher interest expense resulting from the swap cancellation. Additionally, our credit facility was amended and restated on June 24, 2009 extending the maturity to June 8, 2011. At December 31, 2009, we had $30.0 million outstanding on the Term Facility ($33.0 million at September 30, 2009). Interest expense for the credit facility, for the three and nine months ended December 31, 2009, was $0.9 million and $1.4 million respectively. A more detailed discussion about our interest rate risk can be found under “Qualitative and Quantitative Disclosures about Market Risk – Interest rate risk”.

7

Management’s Discussion and Analysis

Foreign exchange (gain) loss

The foreign exchange gains recognized in the current and prior year three-month periods relate primarily to changes in the strength of the Canadian dollar against the US dollar on conversion of the US$200 million 8 3/4% senior notes. A significant increase in the value of the Canadian dollar, from 0.7935 CAN/US at March 31, 2009 to 0.9555 CAN/US at December 31, 2009, resulted in a significant unrealized foreign exchange gain. A more detailed discussion about our foreign currency risk can be found under “Qualitative and Quantitative Disclosures about Market Risk – Foreign exchange risk”.

Realized and unrealized (gain) loss on derivative financial instruments

The realized and unrealized (gain) loss on derivative financial instruments reflect changes in the fair value of derivatives embedded in our US dollar denominated 8 3/4 % senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we employ to provide an economic hedge for our US dollar denominated 8 3/4% senior notes. Realized and unrealized gains and losses also include changes to embedded derivatives in a long-term construction contract and in supplier maintenance agreements. The realized and unrealized (gains) and losses on these derivative financial instruments, for the three and nine months ended December 31, 2009, are detailed in the table below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Swap liability (gain) loss	$(2,540)	$(28,754)	$26,214	$36,613	$(36,311)	$72,924
Redemption options embedded derivatives (gain) loss	(578)	(358)	(220)	(6,318)	6,566	(12,884)
Supplier contracts embedded derivatives (gain) loss	(254)	10,346	(10,600)	(13,958)	19,499	(33,457)
Customer contract embedded derivative loss (gain)	342	(8,424)	8,766	6,615	(12,927)	19,542
Swap interest payment	667	667	–	2,002	2,002	–

Total	$(2,363)	$(26,523)	$24,160	$24,954	$(21,171)	$46,125

The Swap liability (gain) loss reflects changes in the fair value of the cross-currency and interest rate swaps that we employ to provide an economic hedge for our US dollar denominated 8 3/4% senior notes. Changes in the fair value of these swaps generally have an offsetting effect to changes in the value of our 8 3/4 % senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US exchange rate. However, the valuations of the derivative financial instruments are also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occur in June and December of each year until maturity.

The redemption options embedded derivatives (gain) loss reflects changes in the fair value of derivatives embedded in our US dollar denominated 8 3/4 % senior notes. Changes in fair value result from changes in long-term bond interest rates during a reporting period. The valuation process presumes a 100% probability of our implementing the inferred transaction (early redemption of the 8 3/4% senior notes) and does not permit a reduction in the probability if there are other factors that would impact the decision.

With respect to the supplier contracts, the embedded derivative related to a long-term maintenance contract was increased as a result of the addition of certain pieces of heavy equipment to the repair and maintenance program with the supplier contract in the three months ended December 31, 2009. For the nine months ended December 31, 2009, the embedded derivative related to our equipment purchase agreement was reduced with the commissioning of certain pieces of heavy equipment. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers’ Price Index (US-PPI) for Mining Machinery and Equipment from the original contract amount.

With respect to the long-term construction contract, there is a provision that requires an adjustment to customer billings to reflect actual exchange rates and price indices. The embedded derivative instrument takes into account the impact on revenues, but does not consider the impact on costs as a result of fluctuations in these measures.

The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives has no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluate performance.

Income tax expense

For the three months ended December 31, 2009, we recorded current income taxes of $0.6 million and future income tax of $7.2 million for a total income tax expense of $7.8 million. This compares to combined income tax expense of $5.1 million for the same period last year. For the three months ended December 31, 2009, income tax expense as a percentage of income before income taxes differs from the statutory rate of 28.91% primarily due to the impact of

8

Management’s Discussion and Analysis

changes in enacted tax rates and the benefit from changes in the timing of the reversal of temporary differences. For the three month period ended December 31, 2008, income tax expense as a percentage of income before income taxes differed from the statutory rate of 29.38% primarily due to the same reasons, as well as a permanent difference relating to the $32.8 million non-deductible goodwill impairment.

For the nine months ended December 31, 2009, we recorded current income taxes of $1.9 million and future income tax expense of $10.4 million for a total income tax expense of $12.3 million. This compares to combined income tax expense of $12.4 million for the same period last year. For the nine months ended December 31, 2009, income tax expense as a percentage of income before income taxes differs from the statutory rate of 28.91% primarily due to the impact of changes in enacted tax rates and the benefit from changes in the timing of the reversal of temporary differences. For the nine month period ended December 31, 2008, income tax expense as a percentage of income before income taxes differed from the statutory rate of 29.38% primarily due to the same reasons as well as a permanent difference relating to the $32.8 million non-deductible goodwill impairment.

Backlog

Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master service agreements where scope is not clearly defined. For the three and nine months ended December 31, 2009, the total amount of revenue earned from time-and-material contracts performed under our master services agreements was approximately $117.0 million and $306.0 million respectively.

Our estimated backlog by segment and contract type as at December 31, 2009 and 2008 as well as September 30, 2009 and March 31, 2009 was:

(dollars in thousands)	December 31, 2009	September 30, 2009	March 31, 2009	December 31, 2008
By Segment
Heavy Construction and Mining	$718,418	$740,665	$667,674	$651,086
Piling	9,091	3,630	8,538	14,071
Pipeline	14,763	8,207	–	–

Total	$742,272	$752,502	$676,212	$665,157

By Contract Type
Unit-Price	$722,663	$742,555	$672,725	$658,752
Lump-Sum	9,102	9,947	3,487	6,405
Time-and-Materials and Cost-Plus	10,507	–	–	–

Total	$742,272	$752,502	$676,212	$665,157

A contract with a single customer represented approximately $681.4 million of our December 31, 2009 backlog compared to $687.8 million reported as backlog in our interim Management’s Discussion and Analysis for the six months ended September 30, 2009 and $664.1 million in our annual Management’s Discussion and Analysis for the year ended March 31, 2009. The increase in the five-year backlog for this customer relates to the timing of scheduled volumes through the life of the contract.

We expect that approximately $183.6 million of total backlog will be performed and realized in the twelve months ending December 31, 2010.*

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

9

Management’s Discussion and Analysis

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from unapproved change orders and claims are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three and nine months ended December 31, 2009, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had approximately $0.2 million and $1.1 million respectively in claims revenue recognized to the extent of costs incurred, the Piling segment had $0.8 million and $1.0 million respectively in claims revenue recognized to the extent of costs incurred, and the Pipeline segment had $0.2 million and $1.7 million respectively in claims revenue recognized to the extent of costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us in respect to these additional costs.

Summary of Consolidated Quarterly Results

	Three months ending,
	Dec 31, 2009	Sept 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	Jun 30, 2008	Mar 31, 2008
(dollars in millions)	Fiscal 2010			Fiscal 2009				Fiscal 2008
Revenue	$222.7	$171.1	$147.1	$174.7	$258.6	$280.3	$259.0	$323.6
Gross profit	47.4	33.1	24.8	32.5	51.0	44.3	47.6	62.6
Operating income (loss)	30.9	18.6	9.8	(129.5)	(2.2)	23.0	26.9	42.6
Net income (loss)	20.8	0.8	14.8	(142.7)	(14.7)	(1.2)	19.1	20.5
Net income (loss) per share – Basic (1)	$0.58	$0.02	$0.41	$(3.96)	$(0.41)	$(0.03)	$0.53	$0.57
Net income (loss) per share – Diluted (1)	0.57	0.02	0.40	(3.96)	(0.41)	(0.03)	0.52	0.56

(1)

Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including the capital project-based nature of our project development revenue, seasonal weather and ground conditions, capital spending decisions by our customers on large oil sands projects, the timing of equipment maintenance and repairs, claims and change orders and the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in our operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct impact on our activity levels. Revenues during the three months ended March 31 of each fiscal year are typically highest as ground conditions are most favourable in our operating regions. As a result, full-year results are not likely to be a direct multiple of any particular three-month period or combination of three-month periods. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

The timing of large projects can influence quarterly revenues. For example, Pipeline segment revenues were as high as $87.5 million in the three-month period ended March 31, 2008, as low as $0.1 million in the three months ended June 30, 2009 and are currently at $17.0 million for the three-month period ended December 31, 2009. The Heavy Construction and Mining segment experienced reduced volumes in the three-month periods ending December 31, 2008 and March 31, 2009 as a result of the temporary shut-down of overburden removal at the Horizon project while Canadian Natural prepared for operations start-up. Subsequent three-month periods reflected the ramp up of overburden removal activities at the Horizon project through to the current three-month period where activity has returned to planned activity levels. Changes in demand under our master service agreements with Shell Albian and Syncrude had a positive effect on our revenues for the three-month periods ended June 30, 2008, September 30, 2008 and December 31, 2008 respectively. Changes in demand with Syncrude had a negative effect on our revenues for the three-month periods subsequent to December 31, 2008, while master service agreement demand from Shell Albian continues to positively affect period-over-period comparatives.

10

Management’s Discussion and Analysis

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A costs, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Net income and income per share are also subject to operating leverage as provided by fixed interest expense.

Profitability also varies from quarter-to-quarter as a result of claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”. As an example, during the three-month period ending June 30, 2008, a $5.3 million claim was recognized causing gross margins for the Pipeline segment to be higher than normal. The additional costs relating to this claim were incurred and recognized in the year ended March 31, 2007 and in the three month period ended June 30, 2007.

We have also experienced net income variability in all periods due to the recognition of unrealized non-cash gains and losses on both derivative financial instruments and our 8 3/4% senior notes, primarily driven by changes in the Canadian/ US dollar exchange rates.

Summary of Consolidated Financial Position

(dollars in thousands)	As at December 31, 2009	As at March 31, 2009	Change
Cash	$96,443	$98,880	$(2,437)
Current assets (excluding cash)	202,972	157,858	45,114
Current liabilities	(136,422)	(135,091)	(1,331)

Net working capital	162,993	121,647	41,346
Property, plant and equipment	347,396	329,705	17,691
Total assets	688,683	630,052	58,631
Capital lease obligations (including current portion)	(14,370)	(17,484)	3,114
Total long-term financial liabilities (1)	(325,951)	(316,082)	(9,869)

(1)

Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligation and both current and non-current future income tax balances.

At December 31, 2009, net working capital (current assets less current liabilities) was $163.0 million compared to $121.6 million at March 31, 2009, an increase of $41.3 million.

Current assets increased $42.7 million between March 31, 2009 and December 31, 2009. A $13.4 million increase to trade receivables and holdbacks along with a $26.3 million increase in unbilled revenue during the nine-month period ended December 31, 2009 was partially offset by a $3.7 million reduction of inventory from consumption of tires, previously stockpiled for new leased haul trucks (haul trucks do not arrive with tires included) and a $2.4 million decrease in cash, reflective of the timing of semi-annual coupon payments on our 8 3/4% senior notes. The prior year trade receivables, holdbacks and unbilled revenue balances benefitted from the completion and settlement of projects at Suncor’s Fort Hills and Kinder Morgan’s TMX.

Current liabilities during the nine month period ended December 31, 2009 increased by $1.3 million, reflecting a $21.9 million increase in accounts payable offset by a $25.4 million reduction in accrued liabilities primarily as a result of our December 1st interest payment for our 8 3/4% senior notes and interest rate swap. Equipment purchases of $4.1 million, which are scheduled to be paid after December 31, 2009, are included in accounts payable as of December 31, 2009.

Property, plant and equipment increased by $17.7 million between March 31, 2009 and December 31, 2009. This reflects the capital investment of $51.2 million of equipment purchases and new capital leases during the current nine month period ended December 31, 2009, offset by equipment disposals of $2.2 million (net book value) and depreciation of $32.5 million.

Total long-term financial liabilities increased by $9.9 million between March 31, 2009 and December 31, 2009, due to a $36.6 million increase related to the cross-currency and interest rate swap agreements, an increase of $23.9 million in the long-term portion of our term loan resulting from new term loans under our amended and restated credit agreement and an increase of $5.2 million in the value of the long-term portion of the embedded derivatives in a long-term revenue construction contract. This was partially offset by a $47.9 million decrease in the carrying amount of our 8 3/4% senior notes, a $6.2 million decrease related to the long-term portion of the embedded derivatives in long-term supplier contracts and a $3.0 million decrease in the non-current portion of our capital lease obligations.

11

Management’s Discussion and Analysis

Summary of Consolidated Cash Flows

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Cash provided by operating activities	$9,838	$60,911	$(51,073)	$25,085	$85,796	$(60,711)
Cash (used in) investing activities	(6,803)	(8,614)	1,811	(51,426)	(74,039)	22,613
Cash (used in) provided by financing activities	(4,308)	(12,694)	8,386	23,904	(4,017)	27,921

(Decrease) increase in cash and cash equivalents	$(1,273)	$39,603	$(40,876)	$(2,437)	$7,740	$(10,177)

Operating activities

Cash provided by operating activities for the three months ended December 31, 2009 was an inflow of $9.8 million, compared to a cash inflow of $60.9 million for the three months ended December 31, 2008. The lower cash provided by operating activities in the current period is primarily a result of lower gross profit, higher interest expense and increased non-cash net working capital.

Cash provided by operating activities for the nine months ended December 31, 2009 was an inflow of $25.1 million, compared to a cash inflow of $85.8 million for the nine months ended December 31, 2008. The lower cash provided by operating activities in the current period is primarily a result of lower gross profit, higher interest expense and increased non-cash net working capital.

Investing activities

Cash used in net investing activities for the three months ended December 31, 2009 was an outflow of $6.8 million compared with an outflow of $8.6 million for the same period a year ago. Investing activities this year included capital expenditures of $4.8 million along with a $0.5 million final payment for the acquisition of DF Investments Ltd., the parent company of Drillco Foundation Co. Ltd. Proceeds from asset dispositions of $1.6 million and a net outflow from non-cash working capital of $3.0 million lessened the effect of capital purchases and the acquisition. Cash used in investing activities last year included a net outflow from non-cash working capital of $2.1 million and capital expenditures of $9.4 million, offset by an inflow of proceeds from asset dispositions of $3.2 million.

Cash used in net investing activities for the nine months ended December 31, 2009 was an outflow of $51.4 million compared with an outflow of $74.0 million for the same period a year ago. Current period investing activities included capital expenditures of $48.0 million along with $5.4 million for the acquisition of DF Investments Ltd. A cash inflow of proceeds from asset dispositions of $3.4 million and a net outflow from non-cash working capital of $0.4 million lessened the effect of cash outflows for capital purchases and the acquisition. Cash used in investing activities last year included capital expenditures of $84.9 million, partially offset by proceeds from asset dispositions of $8.0 million and a net inflow from non-cash working capital of $3.2 million.

Financing activities

Cash used in financing activities during the three month period ended December 31, 2009 resulted in a cash outflow of $4.3 million as a result of scheduled repayments on our term credit facility of $3.0 million and the $1.3 million repayment of capital lease obligations. Cash used in financing activities for the three month period ended December 31, 2008 of $12.7 million was a result of the repayment of $10.0 million previously drawn on our revolving credit facility, the reduction of cheques issued in excess of cash and the $2.0 million repayment of capital lease obligations.

Cash provided by financing activities during the nine month period ended December 31, 2009 resulted in a cash inflow of $23.9 million. Capital expenditure financing of $30.0 million, through our new term credit facility (net of term credit facility repayments), was partially offset by the $4.2 million repayment of capital lease obligations, $1.1 million in financing costs for our amended and restated credit agreement and the repayment of debt assumed with the acquisition of DF Investments Ltd. Cash used in financing activities for the nine month period ended December 31, 2008 of $4.0 million was primarily the result of the $4.7 million repayment of capital lease obligations.

B. Outlook

Our expectation for the three months ending March 31, 2010 is for continued strong operating performance despite weak economic conditions. In particular, recurring services volumes are expected to continue gradually strengthening as a result of the return to normal overburden removal activity levels at Canadian Natural’s Horizon project and steady demand from Shell Albian’s oil sands sites. We are also continuing to pursue opportunities with other oil sands customers.*

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

12

Management’s Discussion and Analysis

Opportunities on the project development side of the oil sands are expected to expand as Imperial Oil’s Kearl7, ConocoPhillips’s Surmont8, Husky Energy’s Sunrise9 and Suncor’s Firebag projects increase demand on service providers. Overall, however, we expect that project development activity will move forward at a more moderate and sustainable pace than what was experienced in the past.*

The Pipeline segment is expected to continue increasing its revenue contribution through the balance of the fiscal year as existing projects ramp up to peak operations during the colder months. Tendering and bidding for new pipeline contracts continue at a strong pace, however competition in this market remains intense.*

Activity in our Piling segment remains well below fiscal 2008 and 2009 levels, reflecting continued weakness in the commercial and industrial construction markets. Nonetheless, our recent acquisition of Drillco Foundation Co. Ltd., a piling company in the Ontario market, has been successfully integrated and the new business is expected to provide increasing segment contributions going forward.*

Overall, expectations for the three months ending March 31, 2010 are fairly optimistic given the recent project announcements from ConocoPhillips and Husky Energy as well as our industry knowledge as a result of our significant presence in the Canadian mining and construction industry. Opportunities continue to exist in all areas of the business and we are focused on pursuing those contracts that leverage our strengths and enable us to maintain reasonable margins as we work to position ourselves for long-term business success. We are currently developing plans, with the assistance of our financial advisors, to take advantage of the favourable credit markets to refinance some or all of our existing 8¾% senior notes, which are due in December 2011.

C. Legal and labour matters

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permitting and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.

For a more detailed discussion of laws and regulations and environmental matters applicable to us, see our most recent annual Management’s Discussion and Analysis.

Employees and Labour Relations

As of December 31, 2009, we had 375 salaried employees and over 1,350 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 2,100 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 1,300 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expired on October 31, 2009. Negotiations remain underway for the renewal of this union agreement and we are confident that a renewal agreement will be reached without dispute. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers and Labourers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as an all-sector agreement with CLAC in Ontario. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.*

[7]

Imperial Oil Limited Kearl (Kearl) oil sands mining and extraction project. Imperial Oil Limited holds a 70.96% participating interest in the Kearl oils sands project, a joint venture with ExxonMobil Canada Properties, a subsidiary of Exxon Mobil Corporation. Imperial Oil Limited is the project operator

[8]

ConocoPhillips Canada Resources Corporation’s (ConocoPhillips) Surmont Oil Sand project is a 50/50 joint venture between ConocoPhillips Canada, a wholly owned subsidiary of ConocoPhillips Company and Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA. ConocoPhillips Canada is the project operator.

[9]

Husky Energy Inc.’s (Husky Energy) Sunrise Oil Sand project is a 50/50 joint venture with BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

13

Management’s Discussion and Analysis

D. Resources and Systems

Outstanding Share Data

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of Non-Voting Common Shares. As at February 1, 2010, there were 36,049,276 voting Common Shares outstanding (36,038,476 as at March 31, 2009). We had no Non-Voting Common Shares outstanding on any of the foregoing dates.

Liquidity and Capital Resources

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

We require between $30 million and $40 million annually for sustaining capital expenditures and our total capital requirements typically range from $125 million to $200 million depending on our growth capital requirements. With the potential future customer demand for larger-sized heavy equipment in the oil sands, we expect our capital needs in the current fiscal year to be approximately $100 to $150 million, including a possible additional $30 million to $50 million of growth capital.*

We typically finance approximately 30% to 50% of our total capital requirements through our operating lease facilities and the remainder from cash flow from operations. We believe our operating and capital lease facilities and cash flow from operations will be sufficient to meet these requirements. Our equipment fleet value is currently split among owned (45%), leased (47%) and rented equipment (8%). Approximately 40% of our leased fleet is specific to one long-term overburden removal project. This equipment mix is a change from the mix reported in previous periods as a result of our declining need for the same levels of rental equipment along with the conversion of some rental equipment to operating leases to meet specific volume demands. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs. We are continually evaluating our capital needs and continue to monitor equipment lead times with suppliers to ensure that we control our capital spending while still being in a position to respond to opportunities when they materialize.*

We continue to receive interest from finance companies to support our current lease requirements and we have availability under one of our supplier’s leasing program to meet our current equipment needs from this supplier. We are currently negotiating with these finance companies to secure financing for our other equipment needs over the balance of the fiscal year.

Our long-term debt includes US$200 million of 8 3/4% senior notes due in December 2011. Prior to February 2, 2009, the foreign currency risk relating to both the principal and interest portions of these 8 3/4% senior notes was managed with a cross-currency swap and interest rate swaps, which went into effect concurrent with the issuance of the notes on November 26, 2003. The swap agreements were an economic hedge but had not been designated as hedges for accounting purposes. Prior to the cancellation of the US dollar interest rate swap, interest totaling $13.0 million on the 8 3/4% senior notes and the swap was payable semi-annually in June and December of each year until the notes would mature on December 1, 2011. The US$200 million principal amount was fixed at C$1.315=US$1.000, resulting in a principal repayment of $263.0 million due on December 1, 2011. There are no principal repayments required on the 8 3/4% senior notes until maturity. Effective February 2, 2009, the US dollar interest rate swap was terminated by the counterparties and our interest expense increased by approximately US$6.8 million per annum (based on the then current US LIBOR rates) for the remaining life of the 8 3/4% senior notes. This increase is net of US dollar floating interest payments on the cross-currency swap agreement we now receive every March 1, June 1, September 1 and December 1, effective March 1, 2009 until the notes mature on December 1, 2011. The value of the quarterly floating rate US dollar payments we receive is the prevailing 3-month US LIBOR rate plus a spread of 4.2% on the notional amount of US$200 million. Our Canadian dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remain in effect.

A more detailed discussion of this cancellation can be found below in the “Foreign exchange risk” and “Interest rate risk” sections of Quantitative and Qualitative Disclosures about Market Risk.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

14

Management’s Discussion and Analysis

One of our major contracts allows the customer to require that we provide up to $50.0 million in letters of credit. As at December 31, 2009, we had $20.0 million in letters of credit outstanding in connection with this contract (we have $20.4 million in letters of credit outstanding in total for all customers as of December 31, 2009). Any change in the amount of the letters of credit required by this customer must be requested by November 1st in each year for an issue date of January 1st following the date of such request, for the remaining life of the contract. We have received notice from this customer that the letter of credit requirement has decreased to $10.0 million effective January 6, 2010. In the event that we require additional letters of credit for either this major contract or other contracts, we have included an option in our June 24, 2009 amended and restated credit agreement to request an increase to the revolving portion of the credit facility, on a one-time basis, by an amount up to the lesser of $25.0 million or the requested increase to the letters of credit for this customer.

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. As at December 31, 2009, we had approximately $69.6 million of available borrowings under our Revolving Facility provided for in our amended and restated credit agreement, after taking into account $20.4 million of outstanding and undrawn letters of credit to support performance guarantees associated with customer contracts. On December 1, 2009, we were notified by a major customer that they had reduced their letters of credit requirements from $20.0 million to $10.0 million which became effective on January 6, 2010.

As at December 31, 2009, we had $32.2 million in trade receivables that were more than 30 days past due compared to $16.0 million as at March 31, 2009. We have currently provided an allowance for doubtful accounts related to our trade receivables of $2.3 million ($2.6 million at March 31, 2009). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling segment.

Working capital fluctuations effect on cash

The seasonality of our business results in higher accounts receivable balance between December and early February during peak activity levels, which may result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks once substantial completion of the contract is performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2009, holdbacks totaled $4.5 million, down from $9.4 million as at March 31, 2009. Holdbacks represent 5.0% of our total accounts receivable as at December 31, 2009 (12.0% as at March 31, 2009). This decrease is attributable to the reduction of revenue in our Piling segment for the three months ended December 31, 2009 and March 31, 2009 compared to the same periods in the prior year. As at December 31, 2009, we carried $2.8 million in holdbacks for three large customers. *

Cash requirements

As at December 31, 2009, our cash balance of $96.4 million was $2.4 million lower than our cash balance at March 31, 2009. The change in cash balance reflects the timing of capital expenditures and the timing of processing change orders and payment certificates. Offsetting these outflows of cash was the cash inflow of $30.0 million secured through our amended and restated credit facility. We anticipate that we will generate a net cash surplus from operations at least through March 31, 2010. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facility described immediately below.*

Credit facility

We entered into an amended and restated credit agreement on June 24, 2009 with a syndicate of lenders that provided us with a credit facility, under which revolving loans, term loans and letters of credit may be issued. The facility will mature on June 8, 2011. The total credit facility remained unchanged at $125.0 million and included a $75.0 million Revolving Facility and a $50.0 million Term Facility. The Term Facility commitments were available until August 31, 2009 and aggregate borrowings under this facility had to exceed $25.0 million. Any undrawn amount under the Term Facility, up to a maximum of $15.0 million, could be reallocated to the Revolving Facility. On August 31, 2009, the maximum undrawn portion of the Term Facility totaling $15.0 million was reallocated to the Revolving Facility resulting in Revolving Facility commitments of $90.0 million. The Term Facility includes scheduled mandatory principal payments while the funds available under the Revolving Facility are reduced by any outstanding letters of credit.

As of December 31, 2009, the total credit facility includes the $90.0 million Revolving Facility and the outstanding borrowings of $30.0 million (March 31, 2009 – $nil) under the non-revolving Term Facility, after the mandatory principal

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

15

Management’s Discussion and Analysis

payments of $3.0 million in the quarter. As of December 31, 2009, we had issued $20.4 million (March 31, 2009 – $20.8 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. Our unused borrowing availability under the credit facility was $69.6 million at December 31, 2009. December 1, 2009, we were notified by a major customer that they had reduced their letters of credit requirements from $20.0 million to $10.0 million which became effective January 6, 2010.

Advances under the Revolving Facility may be repaid from time to time at our option. Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, we must make quarterly repayments on the Term Facility of $1.5 million through June 2011, with the balance due at that time. The credit facility bears interest at the Canadian prime rate, the US dollar base rate, the Canadian bankers’ acceptance rate or the London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility) plus applicable margins. In each case, the applicable pricing margin depends on our current debt rating. For a discussion on our current debt rating refer to the Debt Ratings section of this Management’s Discussion and Analysis.

During the nine months ended December 31, 2009, financing fees of $1.1 million were incurred in connection with the modifications to the amended and restated credit agreement. These fees were recorded as an intangible asset and are amortized on a straight-line basis over the remaining term of the agreement.

Included in the amended and restated credit agreement is an option to request an increase to the total revolving credit facility commitments if our requirements for providing letters of credit to our customers exceed $21.0 million. In that event we are permitted to request, on a one-time basis, an increase to the overall revolving credit facility by an amount up to the lesser of $25.0 million or the requested increase to the letters of credit by our customers.

Under the credit agreement, we are required to satisfy certain financial covenants, including an amended minimum interest coverage ratio. The interest coverage covenant is determined based on a ratio of Consolidated EBITDA (as defined within the credit agreement) to consolidated cash interest expense. Measured as of the last day of each fiscal quarter, on a trailing four-quarter basis, the interest coverage ratio shall not be less than 2.0 times at any time up to June 29, 2010 and shall not be less than 2.5 times any time thereafter.

Covenants remaining unchanged in the credit agreement include:

•

The senior leverage covenant, which is determined based on a ratio of senior debt to Consolidated EBITDA (as defined within the credit agreement). Measured as of the last day of each fiscal quarter on a trailing four-quarter basis, the senior leverage ratio shall not exceed 2.0 times.

•

The current ratio covenant is determined based on the ratio of current assets to current liabilities (as defined within the credit agreement). Measured as of the last day of each fiscal quarter, the current ratio shall not be less than 1.25 times.

Consolidated EBITDA is defined within the credit agreement. The amended and restated credit agreement clarifies the definition of Consolidated EBITDA to be the sum, without duplication, of (a) consolidated net income, (b) consolidated interest expense, (c) provision for taxes based on income, (d) total depreciation expense, (e) total amortization expense, (f) costs and expenses incurred by us in entering into the credit facility, (g) accrual of stock-based compensation expense to the extent not paid in cash or if satisfied by the issuance of new equity, (h) the non-cash currency translation losses or mark-to-market losses on any hedge agreement (defined in the credit agreement) or any embedded derivative, and (i) other non-cash items including goodwill impairment (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditures in any future period) but only, in the case of clauses (b)-(i), to the extent deducted in the calculation of consolidated net income, less (i) the non-cash currency translation gains or mark-to-market gains on any hedge agreement or any embedded derivative to the extent added in the calculation of consolidated net income, and (ii) other non-cash items added in the calculation of consolidated net income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), all of the foregoing as determined on a consolidated basis in conformity with Canadian GAAP. The clarification of the definition of Consolidated EBITDA (as defined within the credit agreement) did not change our measurement of Consolidated EBITDA.

The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which are not pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, such as: (i) 100% of the net cash proceeds of certain asset dispositions, (ii) 100% of the net cash proceeds from our issuance of equity (unless the use of such securities’ proceeds is otherwise designated by the applicable offering document) and (iii) 100% of all casualty insurance and condemnation proceeds, subject to exceptions.

For a complete discussion of our credit facility, see our most recent annual Management’s Discussion and Analysis.

Capital resources

We acquire our equipment requirements in three ways: capital expenditures, capital leases, and operating leases. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase. Capital leases, while not considered capital expenditures, are restricted under the terms of our credit agreement to a maximum

16

Management’s Discussion and Analysis

of $30.0 million. Operating leases are not considered capital expenditures and are not restricted under the terms of our credit agreement.

We define our equipment requirements as either sustaining capital additions, those that are needed to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement, or growth capital additions, those that are needed to perform larger or a greater number of projects.

A summary of equipment additions by nature and by period is shown on the table below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2009	2008	Change	2009	2008	Change
Capital Expenditures
Sustaining	$2,626	$4,129	$(1,503)	$8,821	$17,264	$(8,443)
Growth	2,148	5,240	(3,092)	42,372	67,631	(25,259)

Total	$4,774	$9,369	$(4,595)	$51,193	$84,895	$(33,702)
Capital Leases
Sustaining	$449	$152	$297	$449	$3,040	$(2,591)
Growth	–	7,839	(7,839)	656	10,067	(9,411)

Total	$449	$7,991	$(7,542)	$1,105	$13,107	$(12,002)
Total Sustaining Capital Additions	$3,075	$4,281	$(1,206)	$9,270	$20,304	$(11,034)
Total Growth Capital Additions	$2,148	$13,079	$(10,931)	$43,028	$77,698	$(34,670)
Operating Leases	$28,669	$52,192	$(23,523)	$59,341	$85,207	$(25,866)

The reduction in sustaining capital additions, for the three and nine months ended December 31, 2009, compared to the same periods in the prior year, is reflective of fewer equipment purchases due to lower volumes.

The reduction in growth capital additions, for both the three and nine months ended December 31, 2009, compared to the same periods in the prior year, reflects the impact of fewer development projects as a result of the current economic slowdown.

The decrease in operating leases, for the three and nine months ended December 31, 2009, compared to the same periods in the previous year, reflects the timing of scheduled equipment additions related to the Canadian Natural overburden project along with the impact of fewer development projects as a result of the current economic slowdown.

Capital Commitments

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2009.

	Payments due by fiscal year
(dollars in thousands)	Total	2010	2011	2012	2013	2014 and after
Senior notes (1)	$263,000	$ –	$ –	$263,000	$ –	$ –
Term Facility	29,964	1,518	6,072	22,374	–	–
Capital leases (including interest)	15,727	1,541	5,696	5,103	2,862	525
Operating leases	178,591	15,313	55,759	45,906	30,995	30,618
Supplier contracts	55,754	2,736	11,672	13,853	13,853	13,640

Total contractual obligations	$543,036	$21,108	$79,199	$350,236	$47,710	$44,783

(1)

We have entered into cross-currency and interest rate swaps, which represent an economic hedge of the 8 3/4% senior notes. At maturity, we will be required to pay $263.0 million in order to retire these senior notes and the swaps. This amount reflects the fixed exchange rate of C$1.315=US$1.00 established as of November 26, 2003, the inception date of the swap contracts (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk regarding the cancellation of the US dollar interest rate swap effective February 2, 2009). At December 31, 2009, the carrying value of the derivative financial instruments was $76.2 million, inclusive of the interest components.

Off-balance sheet arrangements

We have no off-balance sheet arrangements in place at this time.

17

Management’s Discussion and Analysis

Debt Ratings

Our debt ratings were last assessed in December 2009 and both Standard & Poor’s and Moody’s affirmed our current ratings.

Our corporate credit ratings from these two agencies are as follows:

Standard & Poor’s	B+ (negative outlook)
Moody’s	B2 (stable outlook)

Our 8 3/4% senior notes are rated as follows:

Standard & Poor’s	B+ (recovery rating of “4”)
Moody’s	B3 (loss given default rating of “5”)

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. We undertake no obligation to maintain our credit ratings or to advise investors of a change in ratings.

A definition of the categories of each rating has been obtained from each respective rating organization’s website as outlined below:

        Standard and Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “4” for the 8 3/4% senior notes indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change.

        Moody’s

Obligations rated B are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Loss Given Default (LGD) assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV – contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed, and Moody’s written research will describe any differences and provide the rationale for these differences. A RUR (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, NOO (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

Related Parties

We may receive consulting and advisory services provided by the principals or employees of companies owned or operated by certain of our directors (the Sponsors) with respect to the organization of our employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

18

Management’s Discussion and Analysis

In order for the Sponsors to provide such advice and consulting, we provide the Sponsors with reports, financial data and other information. This permits them to consult with and advise our management on matters relating to our operations, company affairs and finances. In addition, this permits them to visit and inspect any of our properties and facilities. These services are provided in the normal course of operations and are measured at the value of consideration established and agreed to by the related parties.

Internal Systems and Processes

Overview of information systems

We currently use JDE (Enterprise One) as our Enterprise Resource Planning (ERP) tool and deploy the financial system, payroll, procurement, job-costing and equipment maintenance modules from this tool. We supplement this functionality with either third-party software (for our estimating system) or in-house developed tools (for project management).

The proper identification of costs is a critical part of our ability to recognize revenues and provide accurate management information for decision-making. We continue to focus resources to address this in our ERP system through the automation of transactional activities. We continue to work on improving the process for tracking and reporting equipment and maintenance costs. We have seen some improvements in the identification and tracking of our procurement costs.

During the fiscal year ended March 31, 2009, we completed a user-needs analysis and compared this to the functionality of our ERP system. As part of this analysis, we determined if we could implement additional modules in JDE or whether we needed to commence a review of industry-specific software to supplement our existing ERP functionality. We have started plans for the implementation of specific JDE modules based on this analysis.

Evaluation of disclosure controls and procedures

Management has evaluated whether there were changes in our internal controls over financial reporting (ICFR) during the three and nine month periods ended December 31, 2009 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. No material changes were identified.

As of March 31, 2009, we assessed the effectiveness of the Company’s ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process we identified a material weakness in internal controls over financial reporting described below and as a result we concluded that the Company’s ICFR is ineffective as of March 31, 2009.

We did not maintain effective processes and controls specific to revenue recognition. We did not effectively develop, communicate and implement an appropriate revenue recognition policy, a formal process to track claims and unapproved change orders and sufficient monitoring controls over the completeness and accuracy of forecasts, including the consideration of project changes subsequent to the end of each reporting period. The accounts that could be affected by these deficiencies are revenue, project costs, unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts. This material weakness in ICFR, which is pervasive in nature, resulted in material errors in the financial statements that were corrected prior to release of the financial statements. Further, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In response to the material weakness identified above, during the three months ended and subsequent to March 31, 2009, we formalized our revenue recognition policy to assist in the understanding and consistent application of GAAP, initiated the development of a procedural manual to assist with applying the revenue recognition policy, designed new process-level controls and conducted staff training. As of December 31, 2009, significant progress has been made on our remediation plans but this material weakness has not been fully remediated. We will evaluate the effectiveness of these controls during the balance of the fiscal year to determine if they adequately address our ability to recognize revenue in accordance with GAAP. For a discussion of the risks associated with such weakness, please see our most recent annual Management’s Discussion and Analysis.

Significant Accounting Policies

In our audited consolidated financial statements for the year ended March 31, 2009 and our most recent annual Management’s Discussion and Analysis, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended December  31, 2009, there are no changes to the critical accounting policies and estimates.

Recently Adopted Accounting Policies (Canadian GAAP)

Goodwill and intangible assets

Effective April 1, 2009, we adopted, on a retrospective basis, CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs” and establishes standards for the recognition, measurement and disclosure of goodwill and

19

Management’s Discussion and Analysis

intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, Intangible Assets. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Business combinations

On July 1, 2009, we early adopted CICA Handbook Section 1582, “Business Combinations”, effective April 1, 2009, which replaces the existing standard. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is to be applied prospectively to business combinations with acquisition dates on or after April 1, 2009. We applied this new standard to the August 1, 2009 acquisition of DF Investments Ltd. and its subsidiary Drillco Foundation Co. Ltd.

Consolidated financial statements

On July 1, 2009, we early adopted CICA Handbook Section 1601, “Consolidated Financial Statements”, effective April 1, 2009. The new standard replaces Section 1600, “Consolidated Financial Statements”. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Non-controlling interests

On July 1, 2009, we early adopted CICA Handbook Section 1602, “Non-Controlling Interests”, effective April 1, 2009. The new standard establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”. The amendments apply only to entities that have adopted Section 1602. We early adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our interim consolidated financial statements.

Financial instruments – recognition and measurement

Effective July 1, 2009, we adopted CICA amendments to Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. The adoption of these amendments did not have a material impact on our interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted (Canadian GAAP)

Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies arising from the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. We are currently evaluating the impact of this standard.

Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. We are currently evaluating the impact of the amendments to the standard.

Financial instruments – disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. We are currently evaluating the impact of the amendments to the standard.

20

Management’s Discussion and Analysis

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Handbook section 1625 “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests” in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, provided that Section 1582 is also adopted. We are currently evaluating the impact of the amendments to the standard.

Transition to International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, we were to adopt US GAAP on or before this date. Should we decide to adopt IFRS, our first annual IFRS financial statements would be for the year ending March 31, 2012 and would include the comparative period of the year ending March 31, 2011. Starting for the three months ending June 30, 2011, we would provide unaudited consolidated financial statements in accordance with IFRS including comparative figures for the three month period ending June 30, 2010.

We have completed our gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP and US GAAP; however, we have not yet finalized our determination of the impact of these differences on our consolidated financial statements. This analysis will, in part, determine whether we adopt IFRS or US GAAP once Canadian GAAP ceases to exist. We are also closely monitoring standard-setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of our adoption of either IFRS or US GAAP in future periods.

E. Forward-looking information and risk factors

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	the amount of our backlog expected to be performed and realized in the twelve months ending December 31, 2010 and such estimate assists us in planning our activity levels and may not be suitable for other purposes;

(b)	that our expectations for the fourth quarter of fiscal 2010 are for continued strong operating performance despite weak economic conditions;

(c)	our expectation of recurring services volumes to continue to gradually strengthen as a result of the return to normal overburden removal activity levels at Canadian Natural’s Horizon project and steady demand from Shell Albian’s oil sands sites;

(d)	our expectation that opportunities on the project development side of the oil sands will expand as Imperial Oil’s Kearl, ConocoPhillips’s Surmont, Husky Energy’s Sunrise and Suncor’s Firebag projects increase demand on service providers in our markets;

(e)	our expectation that project development activity will move forward at a more moderate and sustainable pace than what was experienced in the past;

(f)	our expectation that the Pipeline segment will continue increasing its revenue contribution through the balance of the fiscal year as existing projects ramp up to peak operations during the colder months;

(g)	our expectation that tendering and bidding for new pipeline contracts will continue at a strong pace, while competition in the pipeline market remains intense;

21

Management’s Discussion and Analysis

(h)	our expectation that the integration of Drillco Foundation Co. Ltd. will provide increasing segment contributions going forward;

(i)	the expected renewal agreement between our employees party to the collective bargaining agreement which expired October 31, 2009 and us;

(j)	our estimated capital needs in fiscal 2010 and further potential growth capital required for fiscal 2010 is accurate;

(k)	our operating and lease facilities and cash flow from operations will be sufficient to meet our capital requirements;

(l)	we will generate a net cash surplus through March 31, 2010;

(m)	the seasonality of our business results may result in an increase in working capital requirements; and

(n)	any additional funding required by us will be satisfied by the credit facility.

The forward-looking information in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (j), (k), (m) and (n) rely on certain market conditions and demand for our services and are based on the assumptions that: despite the slowdown in the global economy and tightening of credit conditions, we still expect to see strong demand for our recurring services as the oil sands continue to be an economically viable source of energy, our customers and potential customers continue to invest in the oil sands and other natural resource developments; our customers and potential customers will continue to outsource the type of activities for which we are capable of providing service; and the Western Canadian economy continues to develop with additional investment in public construction; and are subject to the following risks and uncertainties, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A, but are not limited to:

•	anticipated new major capital projects in the oil sands may not materialize;

•	demand for our services may be adversely impacted by regulations affecting the energy industry;

•	failure by our customers to obtain required permits and licenses may affect the demand for our services;

•

changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers;

•	reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects;

•

insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers;

•	a change in strategy by our customers to reduce outsourcing could adversely affect our results;

•	cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers;

•	because most of our customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for our services;

•	shortages of qualified personnel or significant labour disputes could adversely affect our business; and

•	unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The forward-looking information in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (l), (m) and (n) rely on our ability to execute our growth strategy and are based on the assumptions that the management team can successfully manage the business; we can maintain and develop our relationships with our current customers; we will be successful in developing relationships with new customers; we will be successful in the competitive bidding process to secure new projects; we will identify and implement improvements in our maintenance and fleet management practices; we will be able to benefit from increased recurring revenue base tied to the operational activities of the oil sands; we will be able to access sufficient funds to finance our capital growth; and are subject to the risks and uncertainties that:

•	continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices;

•	if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired;

•	we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts;

22

Management’s Discussion and Analysis

•	our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals;

•	our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition;

•	lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs;

•	our operations are subject to weather-related factors that may cause delays in our project work; and

•	environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

Risk Factors

For the three and nine months ended December 31, 2009, other than noted below, there has been no significant change in our risk factors discussed in our most recent annual Management’s Discussion and Analysis, which was current as of June 9, 2009. The risk factors discussed in our most recent annual Management’s Discussion and Analysis should be reviewed in conjunction with this interim Management’s Discussion and Analysis. Significant developments since June 9, 2009 are as follows:

Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results

A portion of our equipment fleet is currently leased from third parties. Further, we anticipate leasing substantial amounts of equipment to meet equipment acquisition commitments related to our long-term overburden removal contract in the upcoming fiscal year. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

A change in strategy by our customers to reduce outsourcing could adversely affect our results.

Outsourced Heavy Construction and Mining segment services constitute a large portion of the work we perform for our customers. For example, our mining and site preparation project revenues constituted approximately 74%, 63% and 75% of our revenues in each of fiscal years 2009, 2008 and 2007, respectively. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work. Additionally, the recent tightening of the credit market and worldwide economic downturn may result in our customers reducing their spending on outsourced mining and site preparation services if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

We may not be able to achieve the expected benefits from any future acquisitions, which would adversely affect our financial condition and results of operations.

We intend to pursue selective acquisitions as a method of expanding our business. However, we may not be able to identify or successfully bid on businesses that we might find attractive. If we do find attractive acquisition opportunities, we might not be able to acquire these businesses at a reasonable price. If we do acquire other businesses, we might not be able to successfully integrate these businesses into our then-existing business. We might not be able to maintain the levels of operating efficiency that acquired companies will have achieved or might achieve separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related efficiencies that we hoped to achieve through these acquisitions. Any of these factors could harm our financial condition and results of operations.

23

Management’s Discussion and Analysis

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We have 8 3/4% senior notes denominated in US dollars in the amount of US $200.0 million. In order to reduce our exposure to changes in the United States to Canadian dollar exchange rate, we entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, we also entered into a US dollar interest rate swap and a Canadian dollar interest rate swap. These derivative financial instruments were not designated as hedges for accounting purposes. At December 31, 2009 and March 31, 2009, the notional principal amount of the cross-currency swap was US $200.0 million and Canadian $263.0 million.

On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated.

Our Canadian dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remain in effect. We will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263.0 million or Canadian $13.0 million semi-annually until December 1, 2011. Beginning March 1, 2009, we received quarterly floating rate payments in US dollars on the cross-currency swap agreement at the prevailing three-month US LIBOR rate plus a spread of 4.2% on the notional amount of US $200.0 million.

As a result of the cancellation of the US dollar interest rate swap, we are exposed to changes in the value of the Canadian dollar versus the US dollar. To the extent that the three-month US LIBOR rate is less than 4.6% (the difference between the 8 3/4% senior notes coupon and the 4.2% spread over three-month US LIBOR on the cross-currency swap agreement), we will have to acquire US dollars to fund a portion of our semi-annual coupon payment on our 8 3/ 4% senior notes. At the three-month US LIBOR rate of 0.253% at December 31, 2009, a $0.01 increase (decrease) in exchange rates in the Canadian dollar would result in an insignificant decrease (increase) in the amount of Canadian dollars required to fund each semi-annual coupon payment.

We also regularly transact in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At December 31, 2009, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar related to the US dollar denominated 8 3/4% senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.7 million, net of tax. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the US dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.8 million, net of tax. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our 8 3/4% senior notes are subject to a fixed rate. Our interest risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long-term debt with fixed interest rates to fluctuate but do not affect earnings, as our debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

We also entered into a US dollar interest rate swap and a Canadian dollar interest rate swap with the net effect of economically converting the 8.75% rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes. As a result of the US dollar interest rate swap cancellation, we are exposed to changes in interest rates. We have a fixed semi-annual coupon payment of 8 3/4% on our US $200.0 million senior notes. With the termination of the US dollar interest rate swap, we will no longer receive fixed US dollar payments from the

24

Management’s Discussion and Analysis

counterparties to offset the coupon payment on our 8 3/4 % senior notes. As a result of this termination, our annual interest expense at the current US LIBOR rate will increase US $8.6 million. In addition, we are now exposed to interest rate risk where a 100 basis point increase (decrease) in the three-month US LIBOR rate will result in a US $2.0 million decrease (increase) in annual interest expense. As at December 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $3.3 million, net of tax, with this change in fair value being recorded in net income. As at December 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to U.S. interest rates would impact the fair value of the interest rate swaps by $0.1 million, net of tax, with this change in fair value being recorded in net income. As at December 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to US interest rate volatility would impact the fair value of the interest rate swaps by $nil, net of tax, with this change in fair value being recorded in net income.

At December 31, 2009, we held $30.0 million of floating rate debt pertaining to our term facility within our amended and restated credit facility (March 31, 2009 – $nil). As at December 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.3 million increase (decrease) in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2009.

F. General matters

Our executive head office is located at Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6. Our executive head office telephone and facsimile numbers are 403-767-4825 and 403-767-4849, respectively.

Our corporate office is located at Zone 3, Acheson Industrial Area, #2, 53016 Hwy 60, Acheson, Alberta, T7X 5A7. Our telephone and facsimile numbers are 780-960-7171 and 780-960-7103, respectively.

Additional Information

Additional information relating to us, including our Annual Information Form dated June 9, 2009, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

25

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Rodney J. Ruston, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of North American Partners Inc. (the “issuer”) for the interim period ended December 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 1, 2010

/s/ Rodney J. Ruston
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of North American Partners Inc. (the “issuer”) for the interim period ended December 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 1, 2010

/s/ David Blackley
Chief Financial Officer